SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 8-A/A
                                (Amendment No. 1)


   FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b)
                 or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                     Avalon Digital Marketing Systems, Inc.
             (Exact name of Registrant as Specified in its Charter)

                                    Delaware
                    (State of Incorporation or Organization)

                                   77-0511097
                      (I.R.S. Employer Identification no.)


               5255 N. Edgewood Drive, Suite 250, Provo, UT 84604
               (Address of principal executive offices) (zip code)

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                     Name of each exchange on which
          to be so registered                     each class is to be registered

                 None                                          None

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates _________________ (if applicable)

        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.0001 per share
                                (Title of class)




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                                Introductory Note

         The Amendment No. 1 on Form 8-A/A amends and restates that certain registration statement on Form 8-A filed by Avalon Digital Marketing Systems, Inc. (f/k/a Mindarrow Systems, Inc.), a Delaware corporation (the "Company"), on July 26, 2000.

         On September 5, 2003, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Utah (the "Bankruptcy Court"). In connection with such proceeding, the Company filed its First Amended Plan of Reorganization pursuant to Chapter 11 of the United States Bankruptcy Code (the "Plan"). On November 3, 2004, the Bankruptcy Court entered an order confirming the Plan (the "Confirmation Order"). Pursuant to the Plan, as of November 18, 2004, the date of consummation of the transactions contemplated by the Plan (the "Effective Date"), all of the then outstanding securities of the Company, including its then-existing common stock, preferred stock options and warrants, were cancelled and deemed extinguished.

         This Form 8-A/A is being filed in connection with the confirmation and effectiveness of the Plan. The Plan and the Confirmation Order are filed as Exhibits 99.1 and 99.2, respectively, to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on January 14, 2005 (the "Company 8-K"), and are incorporated herein by reference. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

         As of the date of this Registration Statement, the Company is authorized to issue 10,000,000 shares of common stock, par value $0.0001 per share (the "Common Stock"). The Company is not authorized to issue any shares of preferred stock. In accordance with the Plan, the Company is issuing 1,102,242 shares of Common Stock to holders of Class 3 General Unsecured Claims and 73,483 shares of Common Stock to holders of Class 4 Equity Interests. Pursuant to the Plan, the Company is also issuing to The Mulligan Group a warrant (the "Mulligan Warrant") to purchase up to 293,933 shares of Common Stock at an exercise price equal to 110% of the fair market value of the Company's Common Stock on the Effective Date. Pursuant to the Plan, all of the issued and outstanding shares of Common Stock issued under the Plan will be duly and validly issued and fully paid and non-assessable.

         In addition, pursuant to the Plan, the Company entered into the Note and Warrant Purchase and Security Agreement, dated May 28, 2004 (the "Purchase Agreement"), by and among the Company and the Purchasers listed in Exhibits D-1 and D-2 thereto (the "Purchasers"). In accordance with the Purchase Agreement, on December 9, 2004, the Company issued Secured Convertible Promissory Notes (the "Notes") in an aggregate principal amount of $1,337,713 and warrants to purchase an aggregate of 734,828 shares Common Stock (the "Noteholder Warrants") at an exercise price of $0.0001 per share. The issuance and sale of the Notes and Noteholder Warrants was exempt from registration as a private placement pursuant to section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). A copy of the Purchase Agreement is filed as Exhibit 99.4 to the Company 8-K, and incorporated herein by reference.

         The following summary descriptions of the Common Stock and the Noteholder Warrants do not purport to be complete and are subject to and qualified in their entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate"), a copy of which is filed as
Exhibit 99.6 to the Company 8-K and incorporated herein by reference, the Company's Amended and Restated Bylaws (the "Bylaws"), a copy of which is filed as Exhibit 99.7 to the Company 8-K and incorporated herein by reference, the Purchase Agreement and the provisions of applicable Delaware law.

         THE COMPANY IS NOT CURRENTLY REGISTERING ANY OF THE NOTES OR NOTEHOLDER WARRANTS UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT") PURSUANT TO THIS REGISTRATION STATEMENT. THE BELOW REFERENCED DISCUSSION OF THE COMPANY'S NOTES AND NOTEHOLDER WARRANTS IS PROVIDED ONLY FOR THE PURPOSES OF DESCRIBING THE RIGHTS, AND POTENTIAL LIMITATIONS OF RIGHTS, OF THE COMPANY'S COMMON STOCK.

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

Common Stock

         All shares of Common Stock are identical and entitle the holder thereof to the same rights and privileges as other holders. Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

         The Company's Common Stock has no preemptive or conversion rights or other subscription rights, nor the benefit of any sinking fund and is not subject to redemption or to liability for any further calls by the Company. However, under the Purchase Agreement and subject to specified exclusions, the Company is obligated to offer to the Purchasers the right to purchase shares of Common Stock or any securities containing options or rights to acquire any shares of Common Stock that are offered by the Company in an amount so that the ownership percentage of the Purchaser after the issuance of the new securities would be equal to the ownership percentage for the Purchaser prior to the issuance.

         The Certificate imposes no limitations on the transferability of the Common Stock. Subject to the rights of all classes of stock that have prior rights as to dividends, the Company's Board of Directors (the "Board") may cause a dividend to be paid to the holders of shares of Common Stock out of funds legally available for the payment of dividends by declaring an amount per share as a dividend. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. As a result of the Company's reorganization proceedings under the Bankruptcy Code, the Company, pursuant to Section 1123(a)(6) of the Bankruptcy Code, is prohibited from issuing any non-voting equity securities in connection with its Plan and the administration of the Plan.

         Pursuant to the Certificate, the number of directors that will constitute the whole Board shall be fixed from time to time by, or in the manner provided in, the Bylaws or in an amendment thereof duly adopted by the Board or by the stockholders of the Company. No cumulative voting will be used in the election of directors, and any such election need not be by written ballot unless the bylaws of the Company so provide. However, the Plan and the Purchase Agreement require (a) the Company's Board to consist of five directors, (b) one member of senior management of the Company will serve on the initial Board, (c) three directors selected by the Purchasers (at least one of whom shall not be an officer or employee of the Purchasers or a family member of any of the foregoing) will serve on the initial Board, (d) one independent director will serve on the initial Board and (e) the entire Board, including any required committee thereof, shall comply with any other qualification, experience and independence requirements under applicable law, including the Sarbanes-Oxley Act of 2002 and the rules then in effect of the stock exchange or quotation system (including the benefit of any transition periods available under applicable law) on which shares of Common Stock are listed or are anticipated to be listed.

         The issuance of Common Stock pursuant to the Plan is exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code and any subsequent transactions in the Common Stock so issued are exempt from registration under the Securities Act unless the holder is deemed an "underwriter" under Section 1145(b) of the Bankruptcy Code. Pursuant to the Registration Rights Agreement, dated as of December 9, 2004, by and between the Company and the stockholders listed on the signature pages thereto (the "Registration Rights Agreement"), filed as exhibit 99.5 to the Company 8-K and incorporated herein by reference, the Company is obligated to prepare and file with the SEC a registration statement registering under the Securities Act, the registrable securities of the Company held by the stockholders of the Company party thereto. In addition, from time to time, the stockholders of the Company party thereto may require the Company to effect the registration under the Securities Act of such stockholders' registrable securities of the Company. Subject to the conditions set forth in the Registration Rights Agreement, such stockholders may also participate in registrations of equity securities proposed and initiated by the Company.

         The Notes were issued on December 9, 2004 and are convertible into an aggregate of 5,143,795 shares of Common Stock at the rate of $0.26 in principal amount per share of Common Stock. The conversion rate under the Notes is subject to adjustments if specified events occur. Assuming exercise of all of the

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

Noteholder Warrants and the Mulligan Warrant, a total of 1,028,861 shares of Common Stock would be issued to holders of outstanding warrants of the Company. Together with the shares of Common Stock issued to holders of General Secured Claims and Equity Interests, and assuming the conversion of all of the Notes and the exercise of all of the Noteholder Warrants and the Mulligan Warrant, a total of 7,348,281 shares of Common Stock would be outstanding.

Warrants

         Other than the Noteholder Warrants issued pursuant to the Purchase Agreement and the Mulligan Warrant, there are no warrants to purchase Common Stock outstanding as of the date of this Registration Statement. The terms of each of the Noteholder Warrants and the Mulligan Warrant provide for anti-dilution protection, which adjusts the exercise price and the number of shares of the Common Stock issuable upon the exercise of each New Warrant, from time to time when not de minimis, upon the occurrence of certain events enumerated in the warrant agreement applicable to the Noteholder Warrants and the Mulligan Warrant, including stock splits, dividends, recapitalizations and similar events.

         The warrant agreements applicable to the Noteholder Warrants and the Mulligan Warrant also provide that, in the event of the sale or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation or merger of the Company where the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding equity securities of the surviving entity after the transaction or a sale of 50% or more of the Company's equity securities by the holders thereof in a single transaction, the successor entity must assume the obligations of the warrant, and the warrant becomes exercisable for the same securities, cash and property as would be payable for the shares issuable upon the exercise of the unexercised portion of the warrant as if such shares were outstanding on the record date for the acquisition.

Effect of Delaware Antitakeover Statute

         The Company is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents some Delaware corporations from engaging in some "business combinations" with "interested stockholders" for three years following the date that the stockholder becomes an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested shareholder and the sale of more than 10% of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Antitakeover Law.

Item 2.  Exhibits.
         ---------

         3.1* Amended and Restated Certificate of Incorporation of Avalon Digital Marketing Systems, Inc.

         3.2* Amended and Restated Bylaws of Avalon Digital Marketing Systems, Inc.

         4.1      Specimen Common Stock Certificate.

         4.2* Note and Warrant Purchase and Security Agreement, dated as of May 28, 2004, by and among Avalon Digital Marketing Systems, Inc., and the Purchasers listed in Exhibits D-1 and D-2 II thereto.

         4.3* Registration Rights Agreement, dated as of December 21, 2004, by and among Avalon Digital Marketing Systems, Inc. and the Purchasers listed in Schedule I and Schedule II thereto.

-------------------------

* Incorporated by reference from the Registrant's Current Report on Form 8-K, filed January 14, 2005.


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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Exchange Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 15, 2005                  Avalon Digital Marketing Systems, Inc.


                                      By:   /s/ TYLER THOMPSON
                                           ------------------------
                                      Name: Tyler Thompson
                                      Its:  Chief Executive Officer




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